Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen half-year report: Strong financial standing and expanded pipeline positions Progen for future growth

Brisbane, Australia. 18 February 2008. Progen Pharmaceuticals Limited (ASX: PGL, NASDAQ: PGLA) today announced financial results for the half-year to 31 December 2007, reporting a cash balance of $91.16M (June 2007: $98.22M).

The first half of the financial results reflect the initiation of the many activities involved with advancing the development of PI-88 to a phase 3 registration directed trial in post-resection liver cancer including, but not limited to:

•	engaging external parties to undertake specific aspects of this multi-national trial;
•	submission of ethical and regulatory approval documentation; and
•	arranging and attending investigator meetings.

The results for the next six months and beyond will be impacted by the rate of patient recruitment onto the phase 3 PI-88 trial and expenditures incurred in integrating and continuing the development of our recently expanded portfolio of compounds.

Progen’s CEO, Justus Homburg, said “With PI-88 shortly to commence a registration directed phase 3 trial along with the recently acquired phase 1 polyamine compound and multiple preclinical epigenetic platform compounds we are now truly positioned to transform Progen into a leader in novel oncology drug development and deliver on our stated strategy to become a global oncology company with a sustainable pipeline. Having the financial resources to fund our expanded operations through to significant value inflexion points in numerous drug candidate development programs is an exciting progression for Progen”.

Key financial points

•	Cash and cash equivalents at 31 December 2007 of $91.16M.

•	A loss for the six months ended 31 December 2007 of $14.39M compared to a loss of $10.95M in the previous corresponding period.

The results for the half-year ended 31 December 2007 include the financial impact of the accrual of $4.0M in milestone payments in relation to the termination of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation that was executed on 16 January 2007 (31 December 2006 half-year: $5.04M).

The principal reason for the increase in loss (excluding the payments to Medigen) was expenditure incurred on the phase 3 trial of PI-88 in post resection liver cancer totalling $5.60M, as compared with $1.53M in the previous corresponding reporting period. The results also include a charge of $829,000 in unrealised foreign exchange losses. The unrealised foreign exchange loss is a result of holding U.S. dollars and the decline in the U.S. dollar against the Australian dollar.

A significant portion of our future financial commitments will be in U.S. dollars, including payments to the PI-88 phase 3 service providers and the funding of our recently acquired U.S. operations. In order to hedge against downward movements in the Australian dollar against the U.S. dollar we continue to build our U.S. dollar reserves through converting Australian dollars at what are currently historically high rates of exchange.

With the acquisition of CellGate, Inc (now renamed Progen Pharmaceuticals, Inc) we expect the full year loss to be at the upper end of our recently released guidance. That is an increase in the full-year loss of 15% over the previous corresponding reporting period loss of $22.45M.

About Progen: Progen Pharmaceuticals is a globally focussed biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has operations in Australia and the US.

Progen Information:	Media and Investor Relations
Linton Burns	Australia:
Progen Pharmaceuticals Limited	Cindy Ingram
T: +61 7 3842 3333	Progen Pharmaceuticals Limited
E: lintonB@progen-pharma.com	T: +61 7 3842 3333
E: CindyI@progen-pharma.com

Media Relations USA:	Investor Relations USA:
Robert D. Stanislaro	Evan Smith
Financial Dynamics	Financial Dynamics
T: 212-850-5657	T: 212-850-5606
E: robert.stanislaro@fd.com	E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

2

ABN 82 010 975 612

Half-year Condensed Financial Report

31 December 2007

ASX HALF-YEAR INFORMATION – 31 December 2007

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2007 Annual Report.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1 Revenue from ordinary activities.	Up 238.1% from previous corresponding period to $4,375,000.

Appendix 4D item 2.2 Profit (loss) from ordinary activities after tax attributable to members.	Loss up 31.4% from previous corresponding period to $14,393,000.

Appendix 4D item 2.3 Net profit (loss) for the period attributable to members.	Loss up 31.4% from previous corresponding period to $14,393,000.

Appendix 4D item 2.4 and 2.5 The amount per security and franked amount per security of final and interim dividends.

No dividends have been paid or declared during the period and the Directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2007. Dividends are not expected to be paid or declared in the immediate term.

Appendix 4D item 2.6 A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.

Appendix 4D item 3 Net tangible assets per security.	2007: 141.9 cents 2006: 58.9 cents

Appendix 4D items 4, 5, 6 and 7 are not applicable.

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited present their report on the Company for the half-year ended 31 December 2007.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stephen Chang	(Executive Chairman, Director)
Mr Justus Homburg	(Managing Director)
Prof John Zalcberg	(Non-Executive Director)
Patrick Burns	(Non-Executive Director)
Dr Mal Eutick	(Non-Executive Director)

Mr Linton Burns was the Company Secretary during the entire half-year and up to the date of this report.

PRINCIPAL ACTIVITY

The principal activities of the Company during the half-year were:

•	Discovery, development and commercialisation of pharmaceutical therapeutics for the treatment of cancer and other serious diseases; and
•	The provision of contracting services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

There were no significant changes in the nature of the above activities during the period.

Review of Operations

The loss for the six months ended 31 December 2007 was $14,393,000 compared to a loss of $10,950,000 in the previous corresponding period.

The results for the half-year ended 31 December 2007 include the financial impact of the accrual of $4,000,000 in milestone payments in relation to the termination of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation that was executed on 16 January 2007. The results for the previous corresponding period included a total of $5,039,000 being charged to the income statement in relation to this termination agreement.

Excluding these one-off charges the loss for the six months ended 31 December 2007 was $10,393,000 as compared to $5,911,000 in the previous corresponding period, an increase of 75.8%.

There remains a further $2.0 million to be paid to Medigen under the terms of the termination agreement. Payment of this amount depends upon the achievement of a commercial milestone with respect to PI-88.

The principal reason for the increase in loss (excluding the payments to Medigen) being expenditure on the Phase III trial of PI-88 in post resection liver cancer totalling $5,595,000, as compared with $1,530,000 in the previous corresponding reporting period.

Our two operating divisions are Research and Development, and Manufacturing. An analysis by business segment follows:

	%
	Change	2007	2006
		$’000	$’000
Revenue from Operating Activities
Research and Development	7.8	625	580
Manufacturing	200.4	763	254
Other, including Interest	549.3	2,987	460
Total Revenue from Operating Activities	238.1	4,375	1,294

Segment Result
Research and Development	116.6	(7,853)	(3,626)
Manufacturing	(9.9)	(719)	(798)
Corporate and Administration	1.9	(1,821)	(1,787)
Other, including Medigen	(15.6)	(4,000)	(4,739)
Operating Loss	31.4	(14,393)	(10,950)

Research and Development

The primary activities of this division continue to be:

1.	the clinical development of the Company’s anti-cancer drug candidates PI-88 and PI-166; and
2.

the drug discovery program aimed at the discovery of small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer.

In line with advancing the development of PI-88 to a phase 3 registration directed trial in post-resection liver cancer the loss incurred by this division for the six months ended 31 December 2007 increased 116.6% from the previous corresponding reporting period to $7,853,000. In addition two randomised PI-88 phase 2 trials were ongoing during the reporting period being a metastatic melanoma trial and hormone refractory prostate cancer trial.

Expenditures incurred this reporting period in relation to the planned Phase III trial of PI-88 included:

•

Costs totalling $3,902,000 being incurred in relation to the preparation of this multi-national trial including completion and submission of ethical and regulatory approval documentation and arranging and attending investigator meetings; and

•	Manufacture and procurement of the PI-88 and placebo including the costs of syringes and vial and clinical supplies management. Total costs incurred this reporting period amounted to $2,086,000.

The drug discovery team continued the development of selected PG500 series heparan sulfate mimetic compounds. This program remains on track to file an investigational new drug application (IND) by end of 2008.

Manufacturing

During the reporting period the Manufacturing division’s priority was producing sufficient quantities of PI-88 starting material for our Phase III clinical trial and scaling up the manufacturing process to commercial scale as well as validating the key steps in the manufacturing process. The last two activities are essential for registration and commercialisation of PI-88.

This division continues to conduct contract manufacturing for third parties. Manufacturing revenues increased 200.4% over the previous corresponding reporting period to $763,000.

Corporate and Administration

Interest income increased $2,522,000, or 575.8%, from the previous corresponding reporting period due to a significant increase in cash and cash equivalents available for investment.

Corporate and Administration expenses increased $2,558,000 from the previous corresponding reporting period, an increase of 114.3%. The increase was due to $944,000 being expensed in relation to share-based payments ($185,000 being expensed in the previous corresponding reporting period) and foreign exchange loss of $959,000 being $130,000 realised and $829,000 unrealised (foreign exchange realised loss of $7,000 in the previous corresponding reporting period). The unrealised foreign exchange loss is a result of holding U.S. dollars and the decline in the U.S. dollar against the Australian dollar.

A significant portion of our future financial commitments will be in U.S. dollars, including payments to the PI-88 phase 3 service providers and the funding of our recently acquired U.S. operations. In order to hedge against downward movements in the Australian dollar against the U.S. dollar we continue to build our U.S. dollar reserves through converting Australian dollars at what are currently historically high rates of exchange.

Liquidity and Cash Resources

At 31 December 2007 cash assets amounted to $91,160,000 compared to $98,223,000 at 30 June 2007.

Business Combination

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of voting shares of CellGate Inc., a privately-held biotechnology company based in the U.S. with oncology assets based on epigenetic and polyamine inhibition. Refer to note 10.

Rounding of Amounts

The amounts contained in this report and in the financial statements have been rounded to the nearest A$1,000 (where rounding is applicable) under the option available to the Company under Australian Securities and Investments Commission Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor Independence

The independence declaration of the Company’s auditors is on page 6 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Justus Homburg

Managing Director

Brisbane, 15 February 2008

•	1 Eagle Street	•	Tel	61 7 3011 3333
	Brisbane QLD 4000		Fax	61 7 3011 3100
	Australia		DX	165 Brisbane

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our review of the financial report of Progen Pharmaceuticals Limited for the financial half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Winna Brown

Partner

Brisbane
15 February 2008

Liability limited by a scheme approved under
Professional Standards Legislation.

INCOME STATEMENT
For the half-year ended 31 December 2007

		31 December	31 December
	Note	2007	2006
		$’000	$’000

REVENUE	4a	763	254

Other income from ordinary activities	4b	3,612	1,040

Research and development expenses		8,478	4,206
Manufacturing expenses		1,483	1,052
Administrative and corporate expenses		4,797	2,239
Finance costs		10	8
Impairment loss		—	1,769
Other expenses	4d	4,000	2,970

LOSS BEFORE INCOME TAX EXPENSE		(14,393)	(10,950)

INCOME TAX EXPENSE		—	—

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN PHARMACEUTICALS LIMITED		(14,393)	(10,950)

Basic and diluted loss per share (cents per share)		(24.0)	(27.0)

Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share		59,416,427	40,675,257

The accompanying notes form an integral part of this Income Statement.

BALANCE SHEET
As at 31 December 2007

		31 December	30 June
	Note	2007	2007
		$’000	$’000
ASSETS

Current Assets
Cash and cash equivalents	11	91,160	98,223
Trade and other receivables		1,316	1,025
Prepayments		392	92
Government grants receivable		105	—
Total Current Assets		92,973	99,340

Non-current Assets
Short-term deposits		87	87
Property, plant and equipment		1,276	1,213
Total Non-current Assets		1,363	1,300

TOTAL ASSETS		94,336	100,640

LIABILITIES

Current liabilities
Trade and other payables	5	9,244	2,096
Interest-bearing liabilities		200	—
Provisions		313	266
Unearned government grants		19	49
Total Current Liabilities		9,776	2,411

Non-current liabilities
Provisions		262	252
Total Non-current Liabilities		262	252

TOTAL LIABILITIES		10,038	2,663

NET ASSETS		84,298	97,977

EQUITY
Issued capital	8a	188,964	189,194
Other reserves		2,839	1,895
Accumulated losses		(107,505)	(93,112)

TOTAL EQUITY		84,298	97,977

The accompanying notes form an integral part of this Balance Sheet.

STATEMENT OF CHANGES IN EQUITY
For the half-year ended 31 December 2007

	Number of
	ordinary		Accumulated	Other
	shares	Amount	losses	reserves	Total
		$’000	$’000	$’000	$’000
At 1 July 2006	40,589,793	88,476	(70,658)	102	17,920

Loss of the period	—	—	(10,950)	—	(10,950)
Total income/expense for the period	—	—	(10,950)	—	(10,950)

Share issued	3,690,037	20,000	—	—	20,000
Transaction costs on share issue	—	(1,208)	—	—	(1,208)

Exercise of options	41,998	140	—	—	140
Share-based payment	—	—	—	185	185

At 31 December 2006	44,321,828	107,408	(81,608)	287	26,087

At 1 January 2007	44,321,828	107,408	(81,608)	287	26,087

Loss of the period	—	—	(11,504)	—	(11,504)
Total income/expense for the period	—	—	(11,504)	—	(11,504)

Share issued	15,063,099	87,379	—	—	87,379
Transaction costs on share issue	—	(5,680)	—	—	(5,680)

Exercise of options	31,500	87	—	—	87
Share-based payment	—	—	—	286	286
Options issues as part of termination agreement	—	—	—	1,322	1,322

At 30 June 2007	59,416,427	189,194	(93,112)	1,895	97,977

At 1 July 2007	59,416,427	189,194	(93,112)	1,895	97,977

Loss of the period	—	—	(14,393)	—	(14,393)
Total income/expense for the period	—	—	(14,393)	—	(14,393)

Transaction costs related to shares issues prior to 30 June 2007	—	(230)	—	—	(230)

Share-based payment	—	—	—	944	944

At 31 December 2007	59,416,427	188,964	(107,505)	2,839	84,298

The accompanying notes form an integral part of this Statement of Changes in Equity.

STATEMENT OF CASH FLOWS

		31 December	31 December
	Note	2007	2006
		$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,119	402
Payments to suppliers, employees and others		(10,302)	(5,848)
Receipt of government grants		241	483
Interest received		2,387	332
Finance costs		(10)	(8)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES		(6,565)	(4,639)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, equipment and other assets		(268)	(135)
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(268)	(135)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options	8b	—	140
Share placement	8b	—	20,000
Transaction costs of issue of shares	8b	(230)	(1,208)
NET CASH FLOWS FROM FINANCING ACTIVITIES		(230)	18,932

Net (decrease)/increase in cash held		(7,063)	14,158
Cash and cash equivalents at the beginning of period		98,223	15,872
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	11	91,160	30,030

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2007

1. CORPORATE INFORMATION

The half-year financial report for Progen Pharmaceuticals Limited (the Company) for the year ended 31 December 2007 was authorised for issue in accordance with a resolution of the directors on 15 February 2008.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange and the NASDAQ under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of the Company as at 30 June 2007.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Company during the half-year ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of Preparation

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and other mandatory professional reporting requirements.

The half-year financial report is presented in Australian dollars and all values are rounded to the nearest A$1,000 unless otherwise stated under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

Significant accounting policies

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007.

3. SEGMENT INFORMATION

The Company operates predominantly in the biotechnology industry. The Company’s primary segment reporting format is business segments as the Company’s risks and rates of return are affected predominantly by differences in the products and services produced. The Company’s activities comprise the research, development and manufacture of biopharmaceuticals.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The Company operates predominantly in Australia, however does import and export some products.

	Research & Development
Business Segment			Manufacturing		Total
	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000
Operating revenue

Sales to customers	—	—	763	254	763	254
Other revenues	625	580	—	—	625	580
Unallocated revenue	—	—	—	—	2,987	460

Total revenue	625	580	763	254	4,375	1,294

Segment result	(7,853)	(3,626)	(719)	(798)	(8,572)	(4,424)

Unallocated revenue and expenses					(5,821)	(6,526)

Operating loss					(14,393)	(10,950)

4. REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	31 December	31 December
	2007	2006
	$’000	$’000

(a) Revenue Manufacturing services revenue	763	254
	763	254
(b) Other income
Interest	2,960	438
Government grants	625	580
Other revenue	27	22
	3,612	1,040
(c) Expenses
Depreciation	205	268
Employee benefits (excluding share-based payments)	2,414	1,954
Expense of share-based payments	944	185
Foreign exchange loss	959	7

(d) Other Expenses
Issue of 500,000 Progen ordinary shares to Medigen	—	2,970
Medigen termination agreement – milestone payment	4,000	—

5. TRADE AND OTHER PAYABLES

	31 December	30 June
	2007	2007
	$’000	$’000

Trade creditors (i)	1,063	818
Other creditors (ii)	4,181	1,278
Payable in relation to Medigen (iii)	4,000	—

Trade and other Payables	9,244	2,096

Terms and conditions
Terms and conditions relating to the above financial instruments:
(i)	Trade creditors are non-interest bearing and are normally settled on 30 days terms.
(ii)	Other creditors are non-interest bearing and have a term between 30 days and 12 months.
(iii)	Payable under the terms of the ASA termination agreement dated 16 January 2007 between Progen and Medigen and milestone payment on commencement phase III trials.

6. OPERATING CASH FLOW TRANSACTIONS

In July 2007 the Company signed an agreement to fund the Company’s insurance premium for the year ended 30 June 2008. The terms of the agreement state that the amount funded is to be repaid in twelve equal monthly instalments of $39,979 including finance charges which is disclosed in the cash flow statement as cash outflow from operating activities (2006: five equal instalments of $36,232).

7. SHARE-BASED PAYMENT PLANS

During the half year 1,192,250 share options were granted to employees and senior executives under the terms of an employee and non-executive director share incentive scheme. The fair value of the options granted is estimated as at the date of grant using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the half-year ended 31 December 2007 and 2006:

	2007	2006

Expected volatility (%)	65%	50%
Risk-free interest rate average (%)	6.21%	5.83%
Expected life (years)	5.00	4.30
Option exercise price average (dollars)	3.61	4.08	*
Weighted average share price (dollars)	3.61	3.39	*
Average fair value of options	1.23	1.08	*

*This figure includes estimates for options with future share/exercise prices.

8. ISSUED CAPITAL
	31 December 2007	30 June 2007
	$’000	$’000
a) Issued and paid up capital
Ordinary shares fully paid	188,964	189,194

	Number of
	Shares	$’000
b) Movements in shares on issue
At 1 July 2007	59,416,427	189,194
Transaction costs of issue of shares	—	(230)

At 31 December 2007	59,416,427	188,964

9. CONTINGENT LIABILITIES

Other than the payments payable to Medigen on achievement of specific milestones and deliverables, no contingent liabilities exist at balance sheet date. There have been no changes in contingent liabilities since 30 June 2007.

10. SUBSEQUENT EVENTS

Acquisition of CellGate Inc.

On 4 February 2008, Progen executed a Definitive Agreement to acquire 100% of the voting shares of CellGate Inc. (“CellGate”), a privately-held biotechnology company based in the U.S. with oncology assets based on epigenetic and polyamine inhibition. CellGate’s assets include a lead product candidate in Phase 1 and multiple pre-clinical compounds.

Under the terms of the agreement, the up-front purchase price will comprise the issue of 756,199 Progen shares having a value of approximately US$1.5 million and the assumption by Progen of CellGate net liabilities up to US$1.0 million. The shares will be issued as follows: 604,959 Progen shares on closing, 75,620 Progen shares on the date 6 months after closing and 75,620 Progen shares on the date 12 months after closing. The 6 and 12 month deferred issues of shares are subject to there having been no material breaches of warranties and representations given by CellGate. In the event CellGate’s net liabilities at closing are less than US$1.0 million Progen will issue additional shares for the difference but the total number of shares to be issued (including the 604,959 shares of up-front consideration) will in no event exceed 957,464 Progen shares. These additional shares will be issued approximately 45 days after closing. Any remaining difference will be paid in cash at closing.

Additional milestone payments of up to US$19.5 million, payable to the CellGate shareholders in Progen shares (to the extent permissible without shareholder approval) and/or cash, are to be made upon the achievement of certain clinical and regulatory milestones in respect of the assets of CellGate. To the extent the milestones are met and Progen shares are required to be issued, the number of shares to be issued will be calculated by reference to a volume weighted average price of Progen shares for the 30 trading days immediately before the date on which the relevant milestones is reached.

At the date of acquisition, Progen was involved in the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer. As a result of the combination, Progen will:

• Expand its cancer-focused clinical development portfolio by adding a novel Phase 1 compound;
• Leverage its core capabilities in late pre-clinical and early clinical development of oncology compounds;
• Add more than ten compounds in pre-clinical development; and

•	Gain platform technologies in the areas of epigenetics and polyamines that will form the foundation for new compound development.

11. ADDITIONAL INFORMATION

Reconciliation of Cash

For the purpose of the Cash Flow Statement, cash and cash equivalents comprise the following:

	31 December	31 December
	2007	2006
	$’000	$’000

Cash at bank and in hand	1,455	605
Short-term deposits	89,705	29,425
Cash and cash equivalents	91,160	30,030

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, I state that:

(1)	In the opinion of the directors:

(a) the financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position as at 31 December 2007 and the performance for the half year ended on that date; and

(ii) complying with Accounting Standards AASB 134 Interim Financial Reporting and Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the board.

Justus Homburg

Managing Director

Brisbane

15 February 2008

•	1 Eagle Street	•	Tel	61 7 3011 3333
	Brisbane QLD 4000		Fax	61 7 3011 3100
	Australia		DX	165 Brisbane

PO Box 7878
Waterfront Place
Brisbane QLD 4001

To the members of Progen Pharmaceuticals Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Progen Pharmaceuticals Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the company’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of Progen Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Liability limited by a scheme approved under
Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Progen Pharmaceuticals Limited is not in accordance with the Corporations Act 2001, including:

(i)            giving a true and fair view of the company’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(ii)           complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

Winna Brown
Partner
Brisbane
15 February 2008

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